UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2026

001-43033

(Commission File Number)

PULSENMORE LTD.

(Exact name of Registrant as specified in its charter)

8 Omarim St.

Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 6, 2026, Pulsenmore Ltd. (the “Company”) held its 2026 Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders approved each of the six proposals brought before the shareholders, in accordance with the majority required for each proposal. Each of those proposals was described in the Company’s Notice of Annual General Meeting of Shareholders, dated July 1, 2026, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pulsenmore Ltd.

Date: August 6, 2026	By:	/s/ Eran Hirsh
Eran Hirsh
Chief Financial Officer